EXHIBIT 99.1
Citizens, Inc. Reports Second Quarter and Six Month 2010 Results
Austin, Texas, August 6, 2010 — Citizens, Inc. (NYSE: CIA) today reported results for the second quarter and six months ended June 30, 2010.
Rick D. Riley, Vice Chairman and President, said, “We continue to manage Citizens for the long-term as we face the current challenging business and investing environments. We were encouraged in the second quarter by strong persistency in our international life insurance business, accompanied by claims and surrenders within our expectations.”
“Our ability to generate investment income is being limited by the low interest rate environment, although our product design does not only depend upon interest rate spreads to maintain profitability. Non-operating items make our year-over-year revenue and net income less comparable year-to-year. Year to date results included lower realized gains, revenue and net income. Further, the decrease in the adjustment to fair value of the liability for our outstanding warrants is down significantly for the six months, although the effect of that change on net income per share of Class A common stock is partially offset by the reduced dilution associated with that change in warrant value.”

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
	(In thousands,		(In thousands,
	except per share amounts)		except per share amounts)

Premiums	$36,676	36,115	$71,866	70,342
Net investment income	$8,275	6,578	$16,624	14,320
Net realized gains, net	$692	1,520	$751	1,821
Decrease in fair value of warrants	$366	976	$252	3,081
Total revenue	$46,160	45,429	$89,992	90,087
Net income applicable to common stock	$3,185	2,131	$4,790	5,330
Net income per diluted share of Class A common stock	$0.07	0.04	$0.10	0.05
Weighted average shares of Class A common stock (diluted)	48,687	49,964	48,687	46,538

Insurance operations — Premium growth primarily related to life renewal premiums as international persistency trends were favorable. Claims and surrenders remained at consistent levels and were within management’s expectations. Underwriting and other expenses decreased to $7.0 million and $14.0 million for the three and six months of 2010 from $7.8 million and $15.1 million in 2009. The decrease was due to lower legal and auditing fees.
Revenue and net income — Total revenue increased 1.6% for the three months ended June 30, 2010, but declined slightly for the six-month period. Total revenue excluding the change in fair value of warrants increased 3.0% and 3.1% for the same periods. Similarly, the decline in net income for the six-month periods was largely due to the change in the fair value of the warrants.
Book value — Book value rose 4.8% to $4.56 at June 30, 2010, compared with $4.35 at year-end 2009, reflected retain earnings and portfolio appreciation.
continued

EXHIBIT 99.1, Continued
Investment income — The increase in 2010 investment income was due primarily to a higher level of invested assets held in fixed maturity securities, reflecting additional premium income invested related to new business over the past year.
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2010 investment income — A significant portion of the investment portfolio is held in callable debt securities. Late in the second quarter of 2010, the Company saw an increase in calls of higher-yielding fixed-maturity investments, leading to the higher quarter-end cash balance. As interest rates decline, increased call activity is expected, which is likely to result in lowered investment income.

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2009 investment income — During the second quarter of 2009, the Company experienced a large volume of calls of fixed-maturity investments. The proceeds of those calls were not reinvested until later in the year, depressing 2009 yields and investment income.

Investment portfolio — Realized gains in the 2010 periods were primarily driven by opportunistic sales of equity holdings and late second-quarter interest-rate-driven sales of fixed maturity investments. In the 2009 periods, the gains reflected sales of fixed maturity securities offset by other-than-temporary impairments recorded in the first quarter of 2009.
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Invested assets — Total invested assets grew 1.8% to $683.4 million at June 30, 2010, from $671.3 million at year-end 2009. Total assets increased to $972.5 million at June 30, 2010, from $927.3 million at year-end 2009.

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Debt securities — Investment income from debt securities accounted for approximately 84.7% of total investment income for the six months ended June 30, 2010, with 98.3% of this portfolio held in investment grade securities.

Investor Conference Call
On Monday, August 9, Citizens will host a conference call to discuss operating results at 9 a.m. Central Daylight Time. The conference call will be hosted by Rick D. Riley, Vice Chairman and President, Kay Osbourn, Chief Financial Officer, and other members of the Company’s management team. To participate in the Citizens conference call, please dial (877) 419-5392. When prompted, enter confirmation code #90745738. We recommend accessing the call 3 to 5 minutes in advance of the scheduled start time. Following the completion of the call, the Company will make a recording available on Citizens’ website at http://www.citizensinc.com in the Investor Information section under News Release & Publications.
About Citizens, Inc.
Citizens, Inc. is a financial services company listed on the New York Stock Exchange under the symbol CIA. The Company’s three growth strategies are: worldwide sales of U.S. Dollar-denominated whole life cash value insurance policies, sales of life insurance products in the U.S. and the acquisition of other U.S. based life insurance companies.
For financial statements and other financial details our Quarterly Report on Form 10-Q for the three and six-month period ended June 30, 2010, is available at http://www.citizensinc.com/cit/e/id6.shtml.
Safe Harbor
Information herein contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by words such as “may,” “will,” “expect,” “anticipate” or “continue” or comparable words. In addition, all statements other than statements of historical facts that address activities that the Company expects or anticipates will or may occur in the future are forward-looking statements. Readers are encouraged to read the SEC reports of the Company, particularly its Form 10-K for the fiscal year ended December 31, 2009, its quarterly reports on Form 10-Q and its current reports on Form 8-K, for the meaningful cautionary language disclosing why actual results may vary materially from those anticipated by management. The Company undertakes no duty or obligation to update any forward-looking statements contained in this release as a result of new information, future events or changes in the Company’s expectations. The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.